UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.3)*
_______________________

Shanda Games Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

81941U105**
(CUSIP Number)

Premium Lead Company Limited
Shanda Interactive Entertainment Limited
Shanda SDG Investment Limited
8 Stevens Road
Singapore 257819
(65) 6361 0060
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

Weiheng Chen, Esq.
Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
Unit 1001, 10/F Henley Building
5 Queen’s Road Central
Hong Kong
(852) 3972-4955
______________________

April 25, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105
1. Names of Reporting Persons. Premium Lead Company Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 380,127,724 Class B ordinary shares(1)(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 380,127,724 Class B ordinary shares(1) (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 380,127,724 Class B ordinary shares(1) (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 100.0% (3)(4)
14. Type of Reporting Person (See Instructions)
CO

(1)
representing 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, which is in turn wholly owned by Premium Lead Company Limited.

(2)
30,326,005 Class B ordinary shares owned by Shanda SDG Investment Limited will be converted into Class A ordinary shares on a one to one basis and sold to Perfect World Co., Ltd. pursuant to a share purchase agreement dated April 18, 2014. For a brief description of the share purchase agreement, please refer to Item 4.

(3)
percentage calculated based on total Class B ordinary shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A ordinary shares (including Class A ordinary shares represented by American Depositary Shares “ADSs”) and 380,127,724 Class B ordinary shares were outstanding.

(4)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 70.8% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 96.0% of the total voting rights as of March 31, 2014.

CUSIP No. 81941U105
1. Names of Reporting Persons. Shanda Interactive Entertainment Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 380,127,724 Class B ordinary shares (1)(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 380,127,724 Class B ordinary shares (1) (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 380,127,724 Class B ordinary shares (1) (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 100.0% (3)(4)
14. Type of Reporting Person (See Instructions)
CO

(1)
representing 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, a Cayman Islands corporation.

(2)
30,326,005 Class B ordinary shares owned by Shanda SDG Investment Limited will be converted into Class A ordinary shares on a one to one basis and sold to Perfect World Co., Ltd. pursuant to a share purchase agreement dated April 18, 2014. For a brief description of the share purchase agreement, please refer to Item 4.

(3)
percentage calculated based on total Class B ordinary shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A ordinary shares (including Class A ordinary shares represented by ADSs) and 380,127,724 Class B ordinary shares were outstanding.

(4)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 70.8% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 96.0% of the total voting rights as of March 31, 2014.

CUSIP No. 81941U105
1. Names of Reporting Persons. Shanda SDG Investment Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 380,127,724 Class B ordinary shares(1)(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 380,127,724 Class B ordinary shares(1)(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 380,127,724 Class B ordinary shares(1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 100.0% (3)(4)
14. Type of Reporting Person (See Instructions)
CO

(1)	representing 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation.

(2)
30,326,005 Class B ordinary shares owned by Shanda SDG Investment Limited will be converted into Class A ordinary shares on a one to one basis and sold to Perfect World Co., Ltd. pursuant to a share purchase agreement dated April 18, 2014. For a brief description of the share purchase agreement, please refer to Item 4.

(3)
percentage calculated based on total Class B ordinary shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A ordinary shares (including Class A ordinary shares represented by ADSs) and 380,127,724 Class B ordinary shares were outstanding.

(4)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 70.8% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 96.0% of the total voting rights as of March 31, 2014.

Introduction

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on January 30, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on February 19, 2014 and  the Amendment No. 2 filed under Schedule 13D/A on April 21, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Company”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged.  Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive and  Primavera Capital (Cayman) Fund I L.P. (“Primavera”, together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the Board to acquire the Company in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Company in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Company to any third party. SDG may consider selling additional shares of the Company to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3 of the Original 13D.

On January 27, 2014, SDG and  Primavera entered into a share purchase agreement (the “PV Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Primavera agreed to purchase, 28,959,276 Class A Ordinary Shares (the “PV Purchase Shares”) at US$2.7625 per Class A Ordinary Share (the “PV Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PV Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PV Purchase Shares where Primavera is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the PV Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PV Purchase Shares where Primavera is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PV Purchase Price, Primavera shall pay SDG the shortfall between the PV Purchase Price and the Going-private Price with respect to all PV Purchase Shares.  Pursuant to the PV Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PV Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to Primavera an amount equal to the PV Purchase Price. The purchase and sale of the PV Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and  Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Perfect World agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is part of the buyer consortium and the Going-private Price is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, Perfect World shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares.  Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to Perfect World an amount equal to the PW Purchase Price.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 18, 2014 shall include Perfect World.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 25, 2014 shall include FV Investment.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Company’s obligations to file periodic report under the Exchange Act would be terminated.

Description of the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement and the FV Adherence Agreement in this Schedule 13D/A are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement and the FV Adherence Agreement, copies of which are filed as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06 and 7.07 hereto and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D/A, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated.

The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement and the FV Adherence Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement dated January 30, 2014 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.02:	Proposal dated January 27, 2014 (incorporated by reference to Exhibit 7.02 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.03:	Consortium Agreement dated January 27, 2014 (incorporated by reference to Exhibit 7.03 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.04:	PV Share Purchase Agreement dated January 27, 2014 (incorporated by reference to Exhibit 7.04 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.05:	PW Share Purchase Agreement dated April 18, 2014 (incorporated by reference to Exhibit 7.05 of the Schedule 13D/A filed by the Reporting Persons on April 21, 2014)

Exhibit 7.06:	PW Adherence Agreement dated April 18, 2014 (incorporated by reference to Exhibit 7.06 of the Schedule 13D/A filed by the Reporting Persons on April 21, 2014)

Exhibit 7.07:	FV Adherence Agreement dated April 25, 2014

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated April 28, 2014

Premium Lead Company Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Interactive Entertainment Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda SDG Investment Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director